FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated March 18, 2004 (“T-Mobile to Offer BlackBerry Connectivity Support for MDA II, Sony Ericsson P900 and Nokia 6820 to Customers in Europe")	Page No 2

Document 1

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March 18, 2004

FOR IMMEDIATE RELEASE

T-MOBILE TO OFFER BLACKBERRY CONNECTIVITY SUPPORT FOR MDA II, SONY ERICSSON P900 AND NOKIA 6820 TO CUSTOMERS IN EUROPE

T-Mobile will Broaden Choice of BlackBerry Solutions for Enterprise and Individual Use

CeBIT, Hanover, Germany – T-Mobile International and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer BlackBerry® services on a broader range of devices later this year. Support for both BlackBerry Enterprise Server™ and ‘Instant E-Mail with BlackBerry* will be offered.

T-Mobile International and Research In Motion are working together to allow T-Mobile customers to use the push-based BlackBerry services to automatically deliver email and other data to and from a range of wireless devices.

With support for BlackBerry connectivity, users of MDA II, Sony Ericsson P900 and Nokia 6820 will benefit from the ease of information access and enhanced security capabilities that the BlackBerry platform provides, together with the T-Mobile service coverage and experience and all the existing functionality and features of the handsets.

“T-Mobile customers are extremely satisfied with the ease and simplicity of the BlackBerry services. We are now very pleased to extend these services by giving our customers a choice of which device to receive their email on while on the move,” said Celia Francis, Executive Vice President Business Products & Services at T-Mobile.

“We are pleased to be working with T-Mobile to provide end-user customers with the BlackBerry experience on a range of wireless devices to suit individual needs and preferences,” said Mark Guibert, Vice President, Corporate Marketing, Research In Motion. “Corporate customers and IT departments will be able to leverage their existing BlackBerry infrastructure and architecture while supporting greater device choice for their users. Individual consumers will enjoy the push-based experience and be able to integrate with their business or personal email accounts.”

Through RIM’s BlackBerry Connect™ licensing program, corporate customers will be able to connect to BlackBerry Enterprise Server through a number of leading handsets, using the same secure and reliable wireless architecture and infrastructure that has made BlackBerry such a success in the enterprise sector. Smaller businesses and individual consumers will be able to connect to their email accounts using BlackBerry Web Client™ services. BlackBerry integrates with a wide range of email systems, including Microsoft® Exchange, IBM Lotus® Domino™ and popular ISP-hosted services.

*Using BlackBerry Web Client

About T-Mobile

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom’s four strategic divisions, T-Mobile concentrates on the most dynamic markets in Europe and the United States. By the end of the first quarter 2003, more than 86 million people were using the mobile communications services provided by companies in which T-Mobile or Deutsche Telekom have a majority or minority stake. And all that over a common technology platform based on

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GSM, the world’s most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service. For more information about T-Mobile International, please visit www.t-mobile.net

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contacts: T-Mobile Corporate Communications +49 (0)228 936-31717 presse@t-mobile.de
RIM Media Contact Europe: Tilly Quanjer, Senior Communications Manager, RIM +44 (0)1784 223987 tquanjer@rim.net
RIM Media Contact North America: Courtney Flaherty Brodeur Worldwide for RIM +1 (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 18, 2004	By:	/s/ Dennis Kavelman (Signature)
Dennis Kavelman
Chief Financial Officer